UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1    )*

EPSILON ENERGY LTD.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

294375209

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

CUSIP No. 294375209

1.	Names of Reporting Persons. Oakview Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) IA, PN

(1)

Based upon 23,859,136 Common Shares, no par value, outstanding as of November 10, 2020, as disclosed in the issuer’s Form 10-Q for the quarterly period ended September 30, 2020, that was filed on November 10, 2020, by the issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 294375209

1.	Names of Reporting Persons. Oakview Value Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 23,859,136 Common Shares, no par value, outstanding as of November 10, 2020, as disclosed in the issuer’s Form 10-Q for the quarterly period ended September 30, 2020, that was filed on November 10, 2020, by the issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 294375209

1.	Names of Reporting Persons. Oakview Value Fund GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 23,859,136 Common Shares, no par value, outstanding as of November 10, 2020, as disclosed in the issuer’s Form 10-Q for the quarterly period ended September 30, 2020, that was filed on November 10, 2020, by the issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 294375209

1.	Names of Reporting Persons. Oakview Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 23,859,136 Common Shares, no par value, outstanding as of November 10, 2020, as disclosed in the issuer’s Form 10-Q for the quarterly period ended September 30, 2020, that was filed on November 10, 2020, by the issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 294375209

1.	Names of Reporting Persons. Patrick Malone
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) IN/HC

(1)

Based upon 23,859,136 Common Shares, no par value, outstanding as of November 10, 2020, as disclosed in the issuer’s Form 10-Q for the quarterly period ended September 30, 2020, that was filed on November 10, 2020, by the issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 294375209

1.	Names of Reporting Persons. Corey Henegar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) IN/HC

(1)

Based upon 23,859,136 Common Shares, no par value, outstanding as of November 10, 2020, as disclosed in the issuer’s Form 10-Q for the quarterly period ended September 30, 2020, that was filed on November 10, 2020, by the issuer with the U.S. Securities and Exchange Commission.

Item 1.

(a)	Name of Issuer

EPSILON ENERGY LTD.

(b)	Address of Issuer’s Principal Executive Offices

16701 Greenspoint Park Drive, Suite 195, Houston, Texas 77060

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Oakview Capital Management, L.P., a Texas limited partnership (“Oakview Capital Management”), Oakview Value Fund, LP, a Delaware limited partnership (“Oakview Value Fund”), Oakview Value Fund GP, LP, a Delaware limited partnership (“Oakview GP”), Oakview Investments, LLC, a Delaware limited liability company (“Oakview Investments”), Patrick Malone and Corey Henegar (collectively referred herein as “Reporting Persons”). Oakview Capital Management is the investment manager of, and may be deemed to indirectly beneficially own securities owned by Oakview Value Fund. Oakview GP is the general partner of, and may be deemed to indirectly beneficially own securities owned by Oakview Value Fund. Oakview Capital Management is the investment adviser to various separate managed accounts (collectively, the “Managed Accounts”) and may be deemed to indirectly beneficially own securities owned by the Managed Accounts. Oakview Investments is the general partner of, and may be deemed to indirectly beneficially own, securities owned by Oakview Capital Management. Mr. Malone and Mr. Henegar are the members of, and may be deemed to indirectly beneficially own securities owned by, Oakview Investments. Oakview Value Fund and the Managed Accounts are the record and direct beneficial owner of the securities covered by this statement. Oakview Value Fund and Oakview GP disclaim beneficial ownership of the securities held by the Managed Accounts.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is c/o Oakview Capital Management, L.P., 3879 Maple Avenue, Suite 300, Dallas, Texas 75219.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Shares, no par value

(e)	CUSIP Number

294375209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

	(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The securities held by the Managed Accounts as to which this statement is filed are owned of record by and held for the benefit of third-party clients of Oakview Capital Management in the ordinary course of business. As such, those client(s) have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities held by the Managed Accounts. Other than the aggregate securities held by the Managed Accounts as to which this statement is filed, which are separately managed customer accounts where Oakview Capital Management serves only as investment adviser in the ordinary course of business, no other client of Oakview Capital Management is known to have such right or power with respect to more than five percent of this class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or

Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020	OAKVIEW CAPITAL MANAGEMENT, L.P.

	By:	Oakview Investments, LLC
	Its:	General Partner

	By:	/s/ Patrick Malone
	Name:	Patrick Malone
	Title:	Member

OAKVIEW VALUE FUND, LP

	By:	Oakview Value Fund GP, LP
	Its:	General Partner

	By:	Oakview Capital Management, L.P.
	Its:	General Partner

	By:	Oakview Investments, LLC
	Its:	General Partner

	By:	/s/ Patrick Malone
	Name:	Patrick Malone
	Title:	Member

OAKVIEW VALUE FUND GP, LP

	By:	Oakview Capital Management, L.P.
	Its:	General Partner

	By:	Oakview Investments, LLC
	Its:	General Partner

	By:	/s/ Patrick Malone
	Name:	Patrick Malone
	Title:	Member

OAKVIEW INVESTMENTS, LLC

	By:	/s/ Patrick Malone
	Name:	Patrick Malone
	Title:	Member

PATRICK MALONE

/s/ Patrick Malone

COREY HENEGAR

/s/ Corey Henegar

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).